Focus Universal Inc.
20511 East Walnut Drive North,

Walnut, CA 91789

September 13, 2018

VIA EDGAR

Geoffrey D. Kruczek

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Focus Universal Inc. Registration Statement Filed on Form S-1 (File No. 333-227311) and Pre-Effective Amendment No. 1

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Reference is made to the registration statement on Form S-1 (Registration No. 333-227311) filed on September 12, 2018 (the “Registration Statement”) and the Pre-Effective Amendment No. 1 to the Registration Statement filed on September 13, 2018 (“Amendment No. 1). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of each of the Registration Statement and the Amendment No. 1 immediately following the calculation of registration fee table:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

If you have questions or require additional information, please do not hesitate to contact Gilbert J. Bradshaw at (917) 830-6517 or via email at gbradshaw@wbc-law.com of Wilson Bradshaw & Cao, LLP.

Sincerely, Focus Universal Inc.
By:	/s/ Desheng Wang
Desheng Wang
Chief Executive Officer

cc: Gilbert J. Bradshaw